SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 22)1

First United Corporation
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue

7th Floor

New York, NY 10177

646-360-0791

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2021

(Date of Event Which Requires Filing of This Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

                Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%[1]
14	TYPE OF REPORTING PERSON PN

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1 Based on 6,988,998 shares of common stock, par value $.01 per share, as of October 31, 2020

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1	NAME OF REPORTING PERSONS Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%
14	TYPE OF REPORTING PERSON IN

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The following constitutes Amendment No. 22 to the Schedule 13D filed by the undersigned (“Amendment No. 22”). This Amendment No. 22 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 8, 2020, the Reporting Persons delivered a notice to the Issuer nominating Mr. Cooper for election to the Board at the Issuer’s 2021 annual meeting of shareholders and notifying the Issuer that the Reporting Persons would seek approval for the following shareholder proposals requesting that the Board:

•	Require that the chairman of the Board be an independent director;

•	With respect to any matter requiring shareholder approval, eliminate any supermajority vote requirements;

•	Take any steps necessary to extend to beneficial owners (to the maximum extent possible under applicable law) all of the rights currently enjoyed by shareholders of record;

•	Commit to avoid taking actions not otherwise required by law that are reasonably likely to lead to the disenfranchisement of any shareholder;

•	Approve a “proxy access” bylaw providing for certain minimum disclosures for persons nominated by a shareholder for election to the Board, and enabling shareholders to vote for such nominees;

•	Amend the Issuer’s bylaws to provide for amendment by shareholders; and

•

Form a special committee (empowered to engage its own legal counsel) to determine whether the Issuer violates Nasdaq Listing Rule 5640 by voluntarily asserting, or attempting to exercise, a private right of action under Maryland Code, Financial Institutions § 3-314 absent a binding prior determination by the Maryland Commissioner of Financial Regulation or a court of competent jurisdiction that a violation has occurred.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Driver Opportunity Partners I LP

	By:	Driver Management Company LLC
its general partner

Dated: January 11, 2021	By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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